UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13D-2(a)

(Amendment No.     )*

IDM PHARMA, INC.

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

449394105

(CUSIP Number)

Laurie B. Keating

Takeda America Holdings, Inc.

40 Landsdowne Street

Cambridge, MA 02139

(617) 679-7000

with copies to:

David E. Redlick

Graham Robinson

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, MA 02109

(617) 526-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 18, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 449394105

1	Name of Reporting Person Jade Subsidiary Corporation

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) NA

5	Check if Disclosure of Legal Proceedings or Actions Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 14,471,285

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,471,285*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 55%

14	Type of Reporting Person (See Instructions) CO

* An aggregate of 14,471,285 shares of IDM Pharma, Inc. (“Issuer”) common stock are subject to Stockholders’ Agreement dated May 18, 2009 (the “Stockholders’ Agreement”) entered into between Takeda America Holdings, Inc. (“Takeda America”) and each of the stockholders of Issuer listed on Schedule B hereto (discussed in Items 3 and 4 below).  Jade Subsidiary Corporation (“Offeror”) is a wholly owned subsidiary of Takeda America.  Offeror expressly disclaims beneficial ownership of any such shares of Issuer common stock covered by the Stockholders’ Agreement, and this Schedule 13D shall not be construed as an admission that Offeror is the beneficial owner of any securities covered by this Schedule 13D.  Based on the number of shares of Issuer common stock outstanding as of May 18, 2009 (as represented by Issuer in the Merger Agreement (as defined herein)), the number of shares of Issuer’s common stock covered by the Stockholders’ Agreement represents approximately 55% of Issuer’s outstanding common stock.

CUSIP No. 449394105

1	Names of Reporting Person Takeda America Holdings, Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) NA

5	Check if Disclosure of Legal Proceedings or Actions Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 14,471,285

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,471,285 *

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 55%

14	Type of Reporting Person (See Instructions) CO

*An aggregate of 14,471,285 shares of IDM Pharma, Inc. ( “Issuer”) common stock are subject to Stockholders’ Agreement  dated May 18, 2009 (the “Stockholders’ Agreement”) entered into between Takeda America Holdings, Inc. (“Takeda America”) and each of the stockholders of Issuer listed on Schedule B hereto (discussed in Items 3 and 4 below).  Takeda America expressly disclaims beneficial ownership of any such shares of Issuer common stock covered by the Stockholders’ Agreement, and this Schedule 13D shall not be construed as an admission that Takeda America is the beneficial owner of any securities covered by this Schedule 13D.  Based on the number of shares of Issuer common stock outstanding as of May 18, 2009 (as represented by Issuer in the Merger Agreement (as defined herein)), the number of shares of Issuer’s common stock covered by the Stockholders’ Agreement represents approximately 55% of Issuer’s outstanding common stock.

CUSIP No. 449394105

1	Names of Reporting Person Takeda Pharmaceutical Company Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) NA

5	Check if Disclosure of Legal Proceedings or Actions Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Japan

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 14,471,285

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,471,285 *

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 55%

14	Type of Reporting Person (See Instructions) CO

* An aggregate of 14,471,285 shares of IDM Pharma, Inc. (“Issuer”) common stock are subject to Stockholders’ Agreement dated May 18, 2009 (the “Stockholders’ Agreement”) entered into between Takeda America Holdings, Inc. (“Takeda America”) and each of the stockholders of Issuer listed on Schedule B hereto (discussed in Items 3 and 4 below).  Takeda America is a wholly owned subsidiary of Takeda Pharmaceutical Company Limited (“TPC”).  TPC expressly disclaims beneficial ownership of any such shares of Issuer common stock covered by the Stockholders’ Agreement, and this Schedule 13D shall not be construed as an admission that TPC is the beneficial owner of any securities covered by this Schedule 13D.  Based on the number of shares of Issuer common stock outstanding as of May 18, 2009 (as represented by Issuer in the Merger Agreement (as defined herein)), the number of shares of Issuer’s common stock covered by the Stockholders’ Agreement represents approximately 55% of Issuer’s outstanding common stock.

This Schedule 13D (this “Statement”) is being filed with the Securities and Exchange Commission by Jade Subsidiary Corporation, a Delaware corporation (“Offeror”) and wholly owned subsidiary of Takeda America Holdings, Inc. (“Takeda America”), which is a New York corporation and wholly owned subsidiary of Takeda Pharmaceutical Company Limited (“TPC”), a corporation organized under the laws of Japan, in connection with the Stockholders’ Agreement (the “Stockholders’ Agreements”), dated as of May 18, 2009, by and among Takeda America and Micro Cap Partners, L.P., Palo Alto Fund II, L.P., Palo Alto Healthcare Master Fund, L.P., Palo Alto Healthcare Master Fund II, L.P., Palo Alto Small Cap Master Fund, L.P., UBTI Free, L.P., Medarex, Inc., Timothy P. Walbert, John P. McKearn, Robert J. De Vaere, Jeffrey W. Sherman, Timothy C. Melkus, Michael G. Grey, Robert Beck and Gregory J. Tibbitts (each a “Stockholder” and collectively, the “Stockholders”).  The Stockholders’ Agreement was entered into in connection with the signing of the Agreement and Plan of Merger (the “Merger Agreement”), dated as of May 18, 2009, by and among Takeda America, Offeror and IDM Pharma, Inc., a Delaware corporation (“Issuer”).  The Merger Agreement provides for, subject to the satisfaction or waiver of the conditions set forth therein, Takeda America’s acquisition of Issuer pursuant to (i) a tender offer (the “Offer”) by Offeror for all of Issuer’s issued and outstanding shares of common stock, $0.01 par value per share (“Common Stock”), at a price of  $2.64 per share net to the seller in cash (the “Offer Price”), followed by (ii) the merger of Offeror with and into Issuer with Issuer as the surviving corporation (the “Merger”).  The Offer Price will be subject to any required withholding of taxes, and no interest will be paid thereon.

Item 1.	Security and Issuer.
This Statement relates to shares of Common Stock. The principal executive office of Issuer is located at 9 Parker, Suite 100, Irvine, CA 92618. The telephone number at that location is (949) 470-4751.

Item 2.	Identity and Background.

This Statement is being filed by TPC, Takeda America and Offeror.

TPC is a Japanese corporation. TPC’s principal executive offices are located at 1-1, Doshomachi 4-chome, Chuo-ku, Osaka 540-8645, Japan. TPC is a research-based global pharmaceutical company. TPC is engaged in the discovery, development, manufacturing, marketing, importing and exporting of pharmaceutical drugs.

Takeda America is a New York corporation. Takeda America’s principal executive offices are located at 767 Third Avenue, 8th Floor, New York, NY 10017, USA. As a wholly-owned subsidiary of TPC, Takeda America handles cash management and investment activities for TPC within the North America region.

Offeror is a Delaware corporation and a wholly-owned subsidiary of Takeda America. Offeror was organized by TPC to acquire IDM and has not conducted any unrelated activities since its organization. All outstanding shares of the capital stock of Offeror are wholly-owned by Takeda America. Offeror’s principal executive offices are located at 40 Landsdowne Street, Cambridge, MA  02139.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of TPC, Takeda America and Offeror are set forth on Schedule A hereto and are incorporated herein by reference.

The name, business address, citizenship, present principal occupation and employment history for the past five years of each of the directors and executive officers of TPC, Takeda America and Offeror are set forth on Schedule A hereto and are incorporated herein by reference.

During the last five years, neither TPC, Takeda America nor Offeror, nor, to the knowledge of TPC, Takeda America, or Offeror, any of the persons listed on Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

As inducement for Takeda America to enter into the Merger Agreement, the Stockholders entered into a Stockholders’ Agreement.  Pursuant to the Stockholders’ Agreement, during the Support Period (as described below for each Stockholder), each Stockholder has agreed to tender into and accept the Offer and sell to us all such person’s Common Stock pursuant to the

Offer not later than the Expiration Date (as defined in the Merger Agreement) and has agreed during the Support Period not to withdraw such Common Stock once tendered. With respect to directors and officers of IDM, the ‘‘Support Period’’ is the period from May 18, 2009 until the termination of the Stockholders’ Agreement pursuant to its terms. With respect to Palo Alto Investors, LLC and its affiliated funds, the ‘‘Support Period’’ is the period from May 18, 2009 until the first to occur of (1) the Acceptance Time, as defined in the Merger Agreement, (2) July 22, 2009, (3) a Company Adverse Recommendation Change, as defined in the Merger Agreement, (4) receipt by IDM or its board of directors, or the public announcement of, an unsolicited written proposal by a third party that is at a higher per share price than the Offer Price and is reasonably capable of being completed on the terms proposed, or (5) the termination of the Stockholders’ Agreement pursuant to its terms. With respect to Medarex, Inc., the ‘‘Support Period’’ is the period from May 18, 2009 until the first to occur of (1) the Acceptance Time, (2) July 22, 2009, (3) a Company Adverse Recommendation Change, or (4) the termination of the Stockholders’ Agreement pursuant to its terms.

Takeda America estimates that the total amount of funds required to purchase all outstanding shares of Common Stock pursuant to the Offer and to complete the Merger  will be approximately $67,416,621 million, excluding IDM’s fees and expenses.  Offeror, through Takeda America, will have sufficient funds and financial resources available to pay the closing consideration to each Issuer stockholder who validly tenders his or her shares of Common Stock in the Offer and to acquire all of the outstanding shares of Common Stock pursuant to the Merger.

Schedule B hereto sets forth, to the knowledge of TPC, Takeda America and Offeror, the number of shares of Common Stock beneficially owned (for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) by each Stockholder.

Item 4.	Purpose of Transaction.

On May 18, 2009, Takeda America, Offeror and Issuer entered into the Merger Agreement, pursuant to which, and subject to the satisfaction or waiver of the conditions set forth therein, Takeda America will acquire Issuer via the Offer and the subsequent Merger.  Upon consummation of the Offer, Issuer will become a majority owned subsidiary of Offeror, and a majority owned indirect subsidiary of Takeda America.  Upon consummation of the Merger, Issuer will become a wholly-owned subsidiary of Takeda America.  The primary intent of Takeda America and Offeror is to complete the Offer and the Merger so that Takeda America acquires control of Issuer.

In the Offer, Offeror is offering to purchase all the outstanding shares of Common Stock at a price of $2.64 per Share, net to the seller in cash (the “Offer Price”).  The Offer Price will be subject to any required withholding of taxes, and no interest will be paid thereon.

The Offer is conditioned upon, among other things, there being validly tendered and not properly withdrawn prior to the expiration of the Offer a number of shares of Common Stock that represents at least a majority of the outstanding shares of Common Stock on a fully diluted basis (the “Minimum Condition”).  The Minimum Condition may not be waived without Issuer’s written consent.

The Merger Agreement provides that, promptly after Offeror first accepts for payment any shares of Common Stock tendered and not withdrawn pursuant to the Offer, and from time to time thereafter, Offeror is entitled to elect or designate such number of members of Issuer’s board of directors, rounded up to the next whole number, as is equal to the product of:

•              the total number of directors on Issuer’s board of directors (after giving effect to the directors elected or designated by Offeror) multiplied by

•              the percentage that the aggregate number of shares of Common Stock beneficially owned by Takeda America or Offeror bears to the total number of shares of Common Stock then outstanding, provided that in no event shall Offeror’s designees constitute less than a majority of Issuer’s board.

Pursuant to the terms of the Merger Agreement, Issuer has granted Offeror an irrevocable option to purchase, at a per share price equal to the Offer Price, that number of shares of Common Stock that is equal to one share of Common Stock more than the number of shares of Common Stock needed to give Offeror ownership of 90% of the outstanding shares of Common Stock on a fully diluted basis. Offeror may exercise this “top-up option” only after the first time at which Offeror accepts for payment and pays for any shares of Common Stock pursuant to the Offer. Under the Delaware General Corporation Law (the “DGCL”), if, as a result of the Offer or otherwise, Offeror acquires at least 90% of the outstanding shares of Common Stock, Takeda America and Offeror could effect the Merger without prior notice to, or any action by, any other stockholder of Issuer.

Upon consummation of the Merger, each outstanding share of Common Stock (other than (1) any Common Stock held by Issuer as treasury stock or owned by Takeda America, Offeror or any subsidiary of Issuer, Takeda America or Offeror and (2) any Common Stock held by a holder who has not voted in favor of or consented to the Merger and who has properly demanded and perfected his, her or its right to be paid the fair value of such Common Stock (“Appraisal Shares”) in accordance with the provisions of Section 262 of the DGCL) will be automatically cancelled and converted into the right to receive the Offer Price.

Upon consummation of the Merger, the (i) directors of Offeror will be appointed as the directors of Issuer, (ii) certificate of incorporation of Issuer will be amended and restated in the form attached to the Merger Agreement and (iii) the bylaws of Issuer will be the bylaws of Offeror immediately prior to the consummation of the Merger.

Following the Merger, the shares of Common Stock will no longer be traded on the Nasdaq Global Market, there will be no public market for such shares, and registration of such shares under the Exchange Act will be terminated.

As an inducement to enter into the Merger Agreement, and in consideration thereof, each Stockholder, solely in such Stockholder’s capacity as a stockholder of Issuer, entered into the  Stockholders’ Agreement with Takeda America.

Pursuant to the Stockholders’ Agreement, during the Support Period (as described below for each Stockholder), each Stockholder has agreed to tender into and accept the Offer and sell to us all such person’s Common Stock pursuant to the Offer not later than the Expiration Date (as defined in the Merger Agreement) and has agreed during the Support Period not to withdraw such Common Stock once tendered. With respect to directors and officers of IDM, the ‘‘Support Period’’ is the period from May 18, 2009 until the termination of the Stockholders’ Agreement pursuant to its terms. With respect to Palo Alto Investors, LLC and its affiliated funds, the ‘‘Support Period’’ is the period from May 18, 2009 until the first to occur of (1) the Acceptance Time, as defined in the Merger Agreement, (2) July 22, 2009, (3) a Company Adverse Recommendation Change, as defined in the Merger Agreement, (4) receipt by IDM or its board of directors, or the public announcement of, an unsolicited written proposal by a third party that is at a higher per share price than the Offer Price and is reasonably capable of being completed on the terms proposed, or (5) the termination of the Stockholders’ Agreement pursuant to its terms. With respect to Medarex, Inc., the ‘‘Support Period’’ is the period from May 18, 2009 until the first to occur of (1) the Acceptance Time, (2) July 22, 2009, (3) a Company Adverse Recommendation Change, or (4) the termination of the Stockholders’ Agreement pursuant to its terms.

The Stockholders’ Agreement and the obligations of each Stockholder thereunder will terminate automatically upon the earlier to occur of (1) the termination of the Merger Agreement in accordance with its terms, (2) the occurrence of any amendment, waiver or modification to the Merger Agreement made without the prior written consent of the Stockholders that (a) changes the form of the Offer consideration, (b) decreases the Offer Price, (c) extends the outside date before which the Offer must be consummated, (d) adds additional conditions to the Offer or (e) otherwise materially and adversely affects the Stockholders, and (3) the time at which the Common Stock are accepted for payment pursuant to the Offer.

The foregoing descriptions of the Merger Agreement and the Stockholders’ Agreement do not purport to be complete and are qualified in their entirety by reference to such agreements.  A copy of the Merger Agreement is attached as Exhibit 1 to this Statement and a copy of the form of Stockholders’ Agreement is attached as Exhibit 2 to this Statement.

Item 5.	Interest in Securities of Issuer.

(a) and (b)

As a result of the Stockholders’ Agreement, TPC, Takeda America, Offeror and the persons named in Schedule A may be deemed to have the power to vote up to 14,471,285 shares of Common Stock due to the obligation of the Stockholders to tender their Common Stock into the Offer and otherwise as provided in the Stockholders’ Agreement, and thus, for the purpose of Rule 13d-3 promulgated under the Exchange Act, TPC, Takeda America, Offeror and the persons named in Schedule A may be deemed to be the beneficial owners of an aggregate 14,471,285 shares of Common Stock, constituting approximately 55% of the issued and outstanding shares of Common Stock as of May 18, 2009.

Neither TPC, Takeda America nor Offeror nor, to the knowledge of TPC, Takeda America and Offeror, any person named in Schedule A is entitled to any rights as a stockholder of Issuer as to the Common Stock covered by the Stockholders’ Agreement, except as otherwise expressly provided in the Stockholders’ Agreement or as disclosed in Schedule A hereto.  Each of TPC, Takeda America, Offeror and the persons named in Schedule A disclaims any beneficial ownership of such shares.

Pursuant to the terms of the Merger Agreement, Issuer has granted Offeror an irrevocable option to purchase, at a per share price equal to the Offer Price, that number of shares of Common Stock that is equal to one share of Common Stock more than the number of shares of Common Stock needed to give Offeror ownership of 90% of the outstanding shares of Common Stock on a fully diluted basis. Offeror may exercise this “top-up option” only after the first time at which Offeror accepts for payment and pays for any shares of Common Stock pursuant to the Offer.

Except as set forth in this Item 5(a) and (b) or in Schedule A hereto, none of TPC, Takeda America, Offeror or, to the knowledge of TPC, Takeda America and Offeror, any person named on Schedule A hereto, beneficially owns any shares of Common Stock.

(c)           Except for the agreements described above, to the knowledge of TPC, Takeda America and Offeror, no transaction in the class of securities reported has been effected during the past 60 days by TPC, Takeda America, Offeror or any person named in Schedule A.

(d)           To the knowledge of TPC, Takeda America or Offeror, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Issuer reported herein.

(e)           Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer.

Except for the agreements described above, to the knowledge of TPC, Takeda America and Offeror, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the shares of Common Stock, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons named in Item 2 hereof and any other person, with respect to any securities of Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such shares.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1: Agreement and Plan of Merger by and among Takeda America Holdings, Inc., Jade Subsidiary Corporation and IDM Pharma, Inc., dated May 18, 2009 (filed as Exhibit 2.1 to the Current Report on Form 8-K filed on May 18, 2009 by IDM Pharma, Inc., and incorporated herein by reference).

Exhibit 2: Stockholders’ Agreement between Takeda America and each of the Stockholders party thereto, dated May 18, 2009 (filed as Exhibit 99.1 to the Current Report on Form 8-K filed on May 18, 2009 by IDM Pharma, Inc., and incorporated herein by reference).

Exhibit 3: Joint Filing Agreement, dated May 28, 2009.

[SIGNATURES APPEAR ON FOLLOWING PAGE]

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 28, 2009
JADE SUBSIDIARY CORPORATION

/s/ Laurie B. Keating
Laurie B. Keating
President

Dated: May 28, 2009
TAKEDA AMERICA HOLDINGS, INC.

/s/ Iwaaki Taniguchi
Iwaaki Taniguchi
President

Dated: May 28, 2009
TAKEDA PHARMACEUTICAL COMPANY LIMITED

/s/ Yasuchika Hasegawa
Yasuchika Hasegawa
President

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF TPC, TAKEDA AMERICA AND OFFEROR

Directors and Executive Officers of TPC

The following table sets forth the name, present principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of TPC, as well as the beneficial ownership of each such individual of shares of IDM common stock.  The business address and phone number of each of these individuals is c/o Takeda Pharmaceutical Company Limited, 1-1, Doshomachi 4-chome, Chuo-ku, Osaka 540-8645 Japan, +81 6 6204-2111, and unless otherwise indicated below each of these individuals is a citizen of Japan. Unless otherwise indicated, none of these individuals beneficially owns any shares of IDM common stock.

Kunio Takeda – Retiring June 25, 2009	Chairman of the Board of TPC since June 2003. Mr. Takeda also served as President of TPC (June 1993—June 2003). Mr. Takeda has held a variety of positions with TPC since 1962.

Yasuchika Hasegawa

President of TPC since June 2003. Mr. Hasegawa also served TPC as a member of the Board (June 1999—present), General Manager, Pharmaceutical Division (October 1998—June 2001) and General Manager, Corporate Strategy & Planning Department (June 2001—June 2003). Mr. Hasegawa has held a variety of positions with TPC since 1970.

Makoto Yamaoka

Senior Managing Director of TPC since June 2006. Mr. Yamaoka joined the Board of Directors of TPC June 2002, serving as Managing Director (June 2004—June 2006), and Senior Managing Director (June 2006—present). Mr. Yamaoka also previously served as an officer of TPC, as General Manager, Pharmaceutical Marketing Division (November 2000—April 2007) and General Manager Corporate Strategy & Planning Department (April 2007—April 2008). Mr. Yamaoka has held a variety of positions with TPC since 1969.

Kiyoshi Kitazawa, Ph.D. – Retiring June 25, 2009

Managing Director of TPC since June 2006. Dr. Kitazawa joined the Board of Directors of TPC June 2002, and served as General Manager Strategic Product Planning Department (April 2001—October 2002; June 2006—April 2008) and General Manager, Pharmaceutical Development Division (October 2002—June 2006). Dr. Kitazawa has held a variety of positions with TPC since 1971.

Hiroshi Shinha – Retiring June 25, 2009

Director of TPC since June 2003 and General Manager, Legal Department since June 2002. Director and Secretary of Offeror since April 2008. Mr. Shinha also served as Manager, Legal Department TPC (April 1991—June 2002). Mr. Shinha has held a variety of positions with TPC since 1971.

Yasuhiko Yamanaka

Director of TPC since June 2007 and General Manager Pharmaceutical Marketing Division since April 2007. Mr. Yamanaka also previously served as an officer of TPC, as Senior Manager, Corporate Business Planning, Corporate Strategy & Planning Department (April 2002—June 2003) and General Manager Corporate Strategy & Planning Department (June 2003—April 2007). Mr. Yamanaka has held a variety of positions with TPC since 1979.

Masumitsu Inoue – New Corporate Officer effective June 25, 2009

General Manager, Corporate Strategy and Planning Department of TPC since April 2008. Mr. Inoue also served TPC as Manager (Tax), Finance and Accounting Department (April 2002—June 2003), Senior Manager (Accounting), Finance and Accounting Department (June 2003—May 2006), Senior Manager (Corporate Business Planning), Corporate Strategy Planning Department (May 2006—April 2008).

Masato Iwasaki

General Manager, Strategic Product Planning Department of TPC since April 2008. Mr. Iwasaki also served TPC, as Group Manager, Marketing Department (Diabetes), Pharmaceutical Marketing Division (October 2002—November 2003), Manager Strategic Product Planning Department (November 2003—December 2003) and Category I Leader, Strategic Product Planning Department (December 2003—April 2008).

Toshikazu Ban

General Manager, Global Licensing and Business Development Department of TPC since January 2008. Mr. Ban also served TPC as General Manager, SPU (December 2001—May 2004), Manager, Pharmaceutical Licensing Department (May 2004—November 2004) and Senior Manager, Pharmaceutical Licensing, Global Licensing and Business Development Department (November 2004—January 2008).

Shigenori Ohkawa, Ph.D.

Director of TPC since June 2008 and General Manager Pharmaceutical Research Division of TPC since October 2005. Mr. Ohkawa also served TPC as Research Manager and General Research Manager of Medical Chemistry Research Laboratories, Pharmaceutical Research Division (October 2002—October 2005).

Takashi Inkyo – New Corporate Officer effective June 25, 2009

General Manager, Pharmaceutical Production Division of TPC since November 2006. Mr. Inkyo also served TPC as General Manager, Production Control Department, Pharmaceutical Production Division (April 2002—April 2004), General Manager, Shonan Plant (April 2004—April 2006) and General Manager, Auditing Department and Office of the Corporate Auditors (April 2006—November 2006).

Alan MacKenzie – New candidate for director effective June 25, 2009

Newly elected Director of TPC (starting June 2009) and Executive Vice President, International Operations of Takeda Pharmaceuticals International, Inc. since April 2009. Mr. MacKenzie also served Takeda America and Takeda Pharmaceuticals North America, Inc. (“TPNA”) (One Takeda Parkway, Deerfield, IL 60015, USA) in dual roles as Executive Vice President for Takeda America and as Director, President & CEO for TPNA (May 2008—March 2009).Mr. MacKenzie previously served TAP Pharmaceutical Products, Inc. (675 Field Drive, Lake Forest, IL 60045, USA) as President (2004-2008). Mr. MacKenzie’s business address and telephone number is c/o Takeda Pharmaceuticals International, Inc., One Takeda Parkway, Deerfield, IL 60015 USA, 224-554-5270. Mr. MacKenzie is a U.S. Citizen.

Toyoji Yoshida – New candidate for director effective June 25, 2009

Corporate Auditor since June 2007. Mr. Yoshida also served TPC as Director of TPC since June 2003 until June 2007, and served as General Manager of Corporate Communications Department (April 2002-June 2007), General Manager of Public Relations Department. (April 1997-March 2002). Mr. Yoshida has held a variety of positions with TCP since 1971.

Directors and Executive Officers of Takeda America

The following table sets forth the name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Takeda America, as well as the beneficial ownership of each such individual of shares of IDM common stock. All directors and executive officers listed below are citizens of Japan. Unless otherwise indicated, none of these individuals beneficially owns any shares of IDM common stock.

Hiroshi Takahara

Director of Takeda America since June 2003. General Manager Finance & Accounting Department of TPC since June 2003. Mr. Takahara also served TPC as Senior Manager (Tax), Finance and Accounting Department (April 2002—June 2003). Mr. Takahara’s business address and telephone number is c/o Takeda Pharmaceutical Company Limited, 1-1 Doshomachi 4-chome, Chuo-ku, Osaka-shi, Osaka 540-8645 JAPAN, +81 6 6204-2111.

Iwaaki Taniguchi

Director and President of Takeda America since November 2004. Director and President of Offeror since April 2008. Mr. Taniguchi also served Shinsei Bank Limited (399 Park Avenue, New York, NY 10022, USA) as Deputy Chief Representative, New York Representative Office (April 2001—December 2003). Mr. Taniguchi then served TPC as Manager, Finance and Accounting Department (Financing) (December 2003—November 2004) and Senior Manager, Finance and Accounting Department (Financing) (November 2004—September 2006). Mr. Taniguchi’s business address and telephone number is c/o Takeda America Holdings, Inc., 767 Third Avenue, 8th Floor, New York, NY 10017, USA, 212-421-6950.

Takashi Mino

Executive Vice President, Treasurer and Secretary of Takeda America since July 2006. Mr. Mino has also served TPC’s Finance and Accounting Department since (April 2002—July 2006), including as Assistant Manager (October 2005—July 2006). Mr. Mino’s business address and telephone number is c/o Takeda America Holdings, Inc., 767 Third Avenue, 8th  Floor, New York, NY 10017, USA, 212-421-6950.

Director and Executive Officer of Offeror

The following table sets forth the name and present principal occupation or employment, and material occupations, positions, offices or employment for the past five years of the director and executive officer of Offeror. The business address of this individual is c/o Millennium Pharmaceuticals, Inc., at 40 Landsdowne Street, Cambridge, Massachusetts,  02139, and this individual is a citizen of the United States of America.

Laurie Keating

Director, President, Treasurer and Secretary of Offeror since its formation on May 14, 2009. Ms. Keating is currently the Senior Vice President, General Counsel and Secretary of Millennium Pharmaceuticals Inc. (September 2004 to present). Prior to joining Millennium, Ms. Keating was Vice President of Operations and Finance (September 2003 to September 2004), member of the Board of Directors (June 2001 to December 2007) and Chief Executive Officer (June 2001 to September 2003) of Hydra Biosciences, Inc., a biopharmaceutical company. Previously she held a variety of senior executive positions at high technology companies, including serving as Senior Vice President, General Counsel and Secretary of Iomega Corporation and Sybase, Inc.

SCHEDULE B

Shares of Common Stock of IDM Pharma, Inc. Beneficially Owned by the Stockholders

Stockholder	Shares	Options	RSUs	Warrants

Micro Cap Partners, L.P. (*)	1,950,946			283,079

Palo Alto Fund II, L.P. (*)	885,539			66,918

Palo Alto Healthcare Master Fund, L.P. (*)	2,931,029			381,571

Palo Alto Healthcare Master Fund II, L.P. (*)	2,047,136			42,518

Palo Alto Small Cap Master Fund, L.P. (*)	2,341,500			190,719

UBTI Free, L.P. (*)	201,707

Medarex, Inc.	2,624,279

Timothy P. Walbert		107,354	313,000

John P. McKearn	20,000	116,840

Robert J. De Vaere	10,401	55,235	154,000

Jeffrey W. Sherman		47,091	83,000

Timothy C. Melkus	2,714	31,207	68,000

Michael G. Grey	40,000	40,411

Robert Beck		36,841

Gregory J. Tibbitts		16,250